AMENDING AGREEMENT

This Amending Agreement is dated for reference November 9, 2010

BETWEEN:

Max Resource Corp. of 2300 – 1066 West Hastings Street, Vancouver, B.C.  V6E 3X2  (“Max Canada”)

AND:

Max Resource, Inc. of 2300 – 1066 West Hastings Street, Vancouver, B.C.

V6E 3X2  (the “Optionor”)

AND:

Energex, LLC of 5004 E. Albuquerque Road, Reno, Nevada, 89511

(“Energex”)

WHEREAS

A.  The Optionor (which is a wholly owned subsidiary of Max Canada) and Energex entered into a Mining Lease and Option to Purchase Agreement dated September 9, 2007, a copy of which is attached hereto as Schedule “A” (the “Option Agreement”) which granted the Optionor the option to purchase certain unpatented lode mining claims located in Lander County, Nevada known as the “Property”; and

B.  The parties wish to amend the Option Agreement to reflect the provisions set out herein;

NOW THEREFORE IN CONSIDERATION of one (1) Canadian Dollar (the receipt and sufficiency of which is hereby acknowledged), and other good and valuable consideration and of the, the parties hereto covenant and agree as follows:

1)

Section 4.1 of the Option Agreement is deleted in its entirety and replaced with the following:

 “4.1

Rental Payments.  On the dates described below, Lessee shall pay to Owner the sum of $10,000 on execution of this agreement and $10,000 on September 7th of each year thereafter, starting on September 7, 2011, until such time as either: (a) the Optionor resumes exploration on the Property; (b) the price of molybdenum oxide exceeds US$25 per pound on a recognized trading platform for longer that 30 consecutive days or (c) the Optionor options the Property to a third party.  Should either of (a)(b) or (c) occur (the “Triggering Event”) then the Rental Payments will revert to the following schedule in accordance with the schedule of rental payments in the original Option Agreement:

Date	Payment Amount
On September 7th immediately following the Triggering Event	$ 50,000
On each subsequent September 7th until September 7, 2017	$ 50,000

These rental payments shall not be credited against the Royalty or the Purchase Price.   If the Option to Purchase the Property is exercised during the term of the rental payments, no further property rental payments will be due.”

2).

Except as provided in this Amending Agreement, all other terms and conditions of the Option Agreement shall continue to have the same effect and force as though the parties had not entered into this Amending Agreement. The recitals are incorporated into and form a part of this Amending Agreement.

4)

Time is of the essence.

5).

This Amending Agreement may be executed in counterpart and the counterparts altogether shall constitute a fully executed Amending Agreement, and any facsimile signature shall be taken as an original.

IN WITNESS WHEREOF the parties hereto have duly executed this Amending Agreement.

Max Resource Corp. Per: Authorized Signatory	Max Resource, Inc. Per: Authorized Signatory
Energex, LLC Per: Authorized Signatory

Schedule “A”

Copy of Option Agreement